SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended


                     Global Innovation Energy Holdings, LLC
                        (Name of foreign utility company)


                                 Not Applicable
    (Name of filing company if filed on behalf of a foreign utility company)


Please send a copy of all notices and correspondence concerning this Notice to:

                                 Phil Kaziewicz
                                     Officer
                     Global Innovation Energy Holdings, LLC
                              17-19 Stratford Place
                                 London, W1C 1BQ
                                 United Kingdom
                          (44) 20-7882-8982 (telephone)
                          (44) 20-7882-8683 (facsimile)
                              phil@gipartners.co.uk

with a copy to:

                                Richard Magnuson
                         Global Innovation Partners, LLC
                               2370 Sand Hill Rd.
                              Menlo Park, CA 94025
                           (605) 233-3600 (telephone)
                           (605) 233-3601 (facsimile)
                               rick@gipartners.com


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Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as
amended (the "1935 Act") and Rule 57 thereunder, Global Innovation Energy Holdings, LLC, a Delaware limited liability company (the "Company"), hereby notifies the Commission that the Company is a "foreign utility company" ("FUCO") within the meaning of Section 33(a) of the 1935 Act.

ITEM 1

      State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

The name and business address of the entity for which FUCO status is claimed:

      Global Innovation Energy Holdings, LLC
      17-19 Stratford Place
      London, W1C 1BQ
      United Kingdom

Description of Facilities:

      The Company indirectly owns and operates a facility engaged in the generation of electricity in Norway. Specifically, the Company holds an approximately 18.8% equity interest in Energos ASA ("Energos"). Energos is a Norwegian energy project development company existing under the laws of Norway, which has ownership interests in several project companies that directly own small scale waste-to-energy facilities in Europe, which are either currently operating, under construction, or planned. Of the project companies that Energos holds an ownership interest in, Energos owns a 50% interest in Nordmore Energigjenvinning KS ("Nordmore"). Nordmore directly owns a currently operating waste-to-energy facility in Norway (the Averoy Plant) that produces steam for a local fish food processing plant, and at times, produces electricity that is sold under contract to the local utility company, Nordmore Elektriseverk AS. Furthermore, two projects under construction and two projects that are planned will produce electricity for sale when operational.

Ownership:

      Global Innovation Partners, LLC, a Delaware limited liability company ("GIP"), owns directly one hundred percent (100%) of the outstanding shares of the voting securities of the Company. GIP is a private equity fund whose purpose is to acquire, manage, operate, and sell investments on behalf of its equity holders. None of GIP's equity holders are a public utility under the 1935 Act.

ITEM 2


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      State the name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

      Not Applicable, and see above.

EXHIBITS

      Not Applicable


                                    SIGNATURE

      The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Global Innovation Energy Holdings, LLC

By: /s/ Phil Kaziewicz
    ----------------------
Name: Phil Kaziewicz
Title: Officer

Dated: June 6, 2003